Exhibit 99.1

Contact Information:
Antelope Enterprise Holdings Limited	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@aehltd.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

Antelope Enterprise Appoints New Board Director

Jinjiang, Fujian Province, China, December 1, 2022 – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise” or the “Company”), which engages in business management, information systems consulting, and online social commerce and live streaming in China, and is a manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings in China, today announced that effective December 1, 2022, its Board of Directors has appointed Mr. Ishak Han as a member of the Company’s Board of Directors. Mr. Han has been appointed as an independent director and as a member of the Board’s Audit, Nominating and Compensation committees. Mr. Han meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under the US securities laws for membership on these committees.

“We welcome Mr. Han to our Board and are confident that he will make a positive contribution to the Company based on his experience and background,” said Ms. Meishaung Huang, CEO of Antelope Enterprise.

Mr. Ishak Han is the General Manager of Shenzhen Baisifu Industrial Co., Ltd., which engages in property management and leasing, management services for catering businesses, and enterprise management consulting. Having founded the firm in 2017, Mr. Han developed Shenzhen Baisifu Industrial Co., Ltd.’s marketing strategy, management policies, financial budgeting, and corporate planning activities. From 2011 to 2016, Mr. Han was the General Manager of Shenzhen Baisi Technology Co., Ltd. which engages in the development of self-service website application systems, the training and development of online ventures, online marketing training, and e-commerce product consignments. As the founder of Shenzhen Baisi Technology Co., Ltd., Mr. Han oversaw its financial budgeting and corporate planning functions, and was responsible for its overall marketing strategy. Mr. Han graduated with a higher degree diploma in marketing from Guangdong Open University in 2021.

Also, effective December 1, 2022, Roy Tan Choon Kang, a member of the Board, tendered his resignation as a director. Mr. Tan’s resignation was for personal reasons and not due to any disagreements with the Company or its management. With Mr. Tan’s resignation, current Board Director Mr. Dian Zhang becomes the chairperson of the Company’s Audit Committee.

“We thank Roy Tan Choon Kang for his many contributions to the Company and we wish him the best of success in all of his future endeavors,” said Ms. Meishuang Huang, CEO of Antelope Enterprise.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited engages in business management, information systems consulting, SaaS (software as a service) and PaaS (platform as a service) systems platforms, and online social commerce and live streaming in China. The Company is also a manufacturer of ceramic tiles in China which are used for exterior siding, interior flooring, and design in residential and commercial buildings, and sold under the “Hengda” or “HD” brand. For more information, please visit http://www.aehltd.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate, construction and technology sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional ceramic tile production capacity online going forward as our business improves, our ceramic tile customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points; and our ability to continue to grow our business management, information system consulting, and online social commerce and live streaming business. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2021 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Source: Antelope Enterprise Holdings Ltd.

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